Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC
Mail Processing
Section

SEP 19 2008

Washington, DC
105

[redacted]

08005131

17 September 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 01 2008
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

Response to The Australian article

SYDNEY, 17 September 2008 – A report in today's Australian newspaper which claimed that Macquarie Group needs to refinance $A45 billion of debt and that $A5 billion requiring refinancing by March 2009 "could prove difficult to get away" is false and inconsistent with information provided to the market by the Group.

Since 31 March 2008, the Group has raised term funding of $A6.4 billion from a variety of sources. In addition, from 31 March 2008 to 31 July 2008, Macquarie Bank Limited increased deposits by $A3.8 billion to $A17 billion. The Group also has an undrawn $A3.8 billion senior credit facility.

Macquarie remains well-funded and well-capitalised with liquid assets of more than $A20 billion as at 30 June 2008, which is twice the level of a year ago.

The author did not provide the Group with an opportunity to respond to these claims.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wallace Richard Sheppard
Date of last notice	20 August 2008 but 26 November 2007 in respect of Macquarie Capital Alliance Group ("MCQ") stapled securities.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 September 2008
No. of securities held prior to change	• 62,500 MCQ stapled securities.
Class	MCQ stapled securities
Number acquired	Nil
Number disposed	62,500 MCQ stapled securities
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.00 per MCQ stapled security.

+ See chapter 19 for defined terms.

No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer, as a result of the privatisation of MCQ.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 16 September 2008

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

12 September 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 July 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 5,000 options exercisable at $29.00 each and expiring on 26 August 2008 (MQG0200);
- 780,356 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 1,668 options exercisable at $29.46 each and expiring on 16 September 2008 (MQG0203);
- 12,500 options exercisable at $28.74 each and expiring on 26 September 2008 (MQG0206);
- 144,247 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 9,250 options exercisable at $24.54 each and expiring on 22 September 2008 (MQG0208);
- 168 options exercisable at $28.74 each and expiring on 1 October 2008 (MQG0209);
- 5,000 options exercisable at $28.74 each and expiring on 30 October 2008 (MQG0222);
- 1,668 options exercisable at $34.49 each and expiring on 6 November 2008 (MQG0226);

- 4,168 options exercisable at $29.00 each and expiring on 5 November 2008 (MQG0228);
- 5,000 options exercisable at $34.40 each and expiring on 18 November 2008 (MQG0237);
- 1,668 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0252);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0253);
- 4,168 options exercisable at $33.76 each and expiring on 8 March 2009 (MQG0256);
- 4,168 options exercisable at $36.71 each and expiring on 8 April 2009 (MQG0260);
- 6,000 options exercisable at $35.54 each and expiring on 22 April 2009 (MQG0261);
- 1,668 options exercisable at $34.27 each and expiring on 22 June 2009 (MQG0265);
- 174,706 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 145,357 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 143,855 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 88,309 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 5,000 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 17,468 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 9,168 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 668 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 10,000 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 2,500 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 6,668 options exercisable at $32.75 each and expiring on 8 December 2009 (MQG0282);
- 4,166 options exercisable at $45.15 each and expiring on 22 December 2009 (MQG0283);
- 4,166 options exercisable at $49.16 each and expiring on 22 February

2010 (MQG0291);

- 1,666 options exercisable at $49.51 each and expiring on 8 March 2010 (MQG0292);
- 666 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305); and
- 333 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339).

Also, the following fully paid ordinary shares were issued at a price of $77.40 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 12,656 shares on 8 August 2008;
- 10,992 shares on 12 August 2008; and
- 17,130 shares on 14 August 2008.

Thus, as at 31 August 2008 the number of issued fully paid ordinary $1.00 shares was 281,016,368.

During the period 1 August to 31 August 2008 (inclusive), the following new options have been issued:

- 56,000 options exercisable at $51.01 each and expiring 8 August 2013 (MQG0406); and
- 17,271,365 options exercisable at $53.91 each and expiring 15 August 2013 (MQG0407).
- 97,323 options exercisable at $53.91 each and expiring 22 August 2013 (MQG0408); and
- 135,700 options exercisable at $48.61 each and expiring 22 August 2013 (MQG0409).

During the period 1 August to 31 August 2008 (inclusive), the following options have lapsed unexercised:

- 1,668 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 3,332 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 4,166 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 3,334 options exercisable at $63.34 each and expiring on 7 February 2009 (MQG0305);

- 1,668 options exercisable at $63.34 each and expiring on 8 February 2009 (MQG0305);
- 1,300 options exercisable at $63.34 each and expiring on 11 February 2009 (MQG0305);
- 3,334 options exercisable at $63.34 each and expiring on 14 February 2009 (MQG0305);
- 668 options exercisable at $63.34 each and expiring on 15 February 2009 (MQG0305);
- 280 options exercisable at $63.34 each and expiring on 20 February 2009 (MQG0305);
- 17,706 options exercisable at $63.34 each and expiring on 28 February 2009 (MQG0305);
- 1,634 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 8,334 options exercisable at $65.72 each and expiring on 28 February 2009 (MQG0309);
- 2,667 options exercisable at $61.91 each and expiring on 28 February 2009 (MQG0329);
- 3,334 options exercisable at $61.79 each and expiring on 7 February 2009 (MQG0339);
- 2,594 options exercisable at $61.79 each and expiring on 11 February 2009 (MQG0339);
- 3,334 options exercisable at $61.79 each and expiring on 14 February 2009 (MQG0339);
- 2,000 options exercisable at $61.79 each and expiring on 15 February 2009 (MQG0339);
- 627 options exercisable at $61.79 each and expiring on 20 February 2009 (MQG0339);
- 21,410 options exercisable at $61.79 each and expiring on 28 February 2009 (MQG0339);
- 1,334 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 3,666 options exercisable at $64.43 each and expiring on 23 October 2011 (MQG0351);
- 4,000 options exercisable at $74.11 each and expiring on 22 November 2011 (MQG0355);
- 8,000 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 4,000 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);

- 49,150 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 335 options exercisable at $71.41 each and expiring on 8 October 2012 (MQG0386); and
- 4,000 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390).

Also, in the notification to ASX on 14 August 2008 of the position as at 31 July 2008 it was stated that the following options were exercised:

- 1,668 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285); and
- 2,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278).

In fact, the following options were exercised:

- NIL options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285); and
- NIL options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278).

Also, in the notification to ASX on 14 August 2008 of the position as at 31 July 2008 it was stated that the following options were granted:

- 56,000 options exercisable at $47.29 each and expiring 8 July 2013 (MQG0404); and
- 91,000 options exercisable at $47.29 each and expiring 22 July 2013 (MQG0405).

In fact, the following options were granted:

- 59,000 options exercisable at $47.29 each and expiring 8 July 2013 (MQG0404); and
- 94,000 options exercisable at $47.29 each and expiring 22 July 2013 (MQG0405).

Also, in the notification to ASX on 14 July 2008 of the position as at 30 June 2008 it was stated that the following options were exercised:

- 1000 options exercisable at $58.02 each and expiring on 22 June 2010 (MQG0301);
- 188,300 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202); and
- NIL options exercisable at $29.72 each and expiring on 4 November 2008 (MQG0224).

In fact, the following options were exercised:

- NIL options exercisable at $58.02 each and expiring on 22 June 2010 (MQG0301);
- 175,800 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202); and
- 12,500 options exercisable at $29.72 each and expiring on 4 November 2008 (MQG0224).

Also, in the notification to ASX on 14 July 2008 of the position as at 30 June 2008 it was stated that the following options were granted:

- 20,000 options exercisable at $48.78 each and expiring 23 June 2013 (MQG0403).

In fact, the following options were granted:

- 31,000 options exercisable at $48.78 each and expiring 23 June 2013 (MQG0403).

Also, in the notification to ASX on 16 June 2008 of the position as at 31 May 2008 it was stated that the following options were granted:

- 48,000 options exercisable at $59.58 each and expiring 22 May 2013 (MQG0401).

In fact, the following options were granted:

- 51,000 options exercisable at $59.58 each and expiring 22 May 2013 (MQG0401).

Also, in the notification to ASX on 6 May 2008 of the position as at 30 April 2008 it was stated that the following options lapsed unexercised:

- 186 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333).

In fact, the following options lapsed unexercised:

- NIL options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333).

The number of options on issue at 31 August 2008 was 53,907,992 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0248	6,000	$34.78	8/01/2009
MQG0253	1,668	$33.45	9/02/2009
MQG0254	3,334	$33.45	9/02/2009
MQG0256	15,834	$33.76	8/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	8/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	8/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	8/07/2009
MQG0267	20,000	$33.11	28/02/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	1,189,296	$32.75	9/08/2009
MQG0268	5,000	$32.75	7/02/2009
MQG0268	668	$32.75	28/02/2009
MQG0269	700	$32.26	28/02/2009
MQG0269	5,000	$32.26	30/12/2008
MQG0269	910,122	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	750	$34.60	13/12/2008
MQG0271	334,328	$34.60	8/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	8/10/2009
MQG0274	25,367	$39.64	22/10/2009
MQG0275	44,988	$40.81	8/11/2009
MQG0276	48,868	$32.75	8/11/2009
MQG0277	11,667	$33.11	8/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	88,902	$32.75	22/11/2009

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0280	28,736	$44.88	8/12/2009
MQG0281	4,900	$34.60	8/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0283	5,000	$45.15	31/01/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	8/02/2010
MQG0289	8,336	$49.47	8/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	8/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0293	5,000	$49.57	3/03/2009
MQG0294	38,336	$47.82	8/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	30,834	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	43,388	$60.41	8/07/2010
MQG0304	18,524	$63.42	22/07/2010
MQG0305	3,780	$63.34	10/10/2008
MQG0305	280	$63.34	20/02/2009
MQG0305	6,666	$63.34	7/02/2009
MQG0305	27,624	$63.34	28/02/2009
MQG0305	2,667	$63.34	8/03/2009
MQG0305	1,332	$63.34	15/02/2009
MQG0305	2,600	$63.34	11/02/2009
MQG0305	7,279,706	$63.34	1/08/2010
MQG0305	1,321	$63.34	30/12/2008
MQG0305	3,332	$63.34	8/02/2009

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0305	3,333	$63.34	14/02/2009
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	4,166	$65.72	28/02/2009
MQG0309	40,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	49,333	$66.92	8/11/2010
MQG0320	54,832	$70.60	22/11/2010
MQG0321	53,166	$68.24	8/12/2010
MQG0321	2,666	$68.24	10/10/2008
MQG0322	23,667	$68.36	22/12/2010
MQG0323	24,500	$67.85	9/01/2011
MQG0324	38,152	$70.47	23/01/2011
MQG0325	82,000	$63.09	8/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	8/03/2011
MQG0329	23,000	$61.91	22/03/2011
MQG0329	1,333	$61.91	28/02/2009
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	9/08/2009
MQG0333	87,000	$70.21	8/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0338	34,000	$62.75	22/07/2011
MQG0339	7,000	$61.79	31/01/2009
MQG0339	1,666	$61.79	14/02/2009
MQG0339	9,409,183	$61.79	1/08/2011
MQG0339	3,000	$61.79	3/03/2009
MQG0339	1,201	$61.79	18/10/2008
MQG0339	1,296	$61.79	11/02/2009
MQG0339	1,000	$61.79	15/02/2009
MQG0339	239	$61.79	13/12/2008
MQG0339	1,666	$61.79	7/02/2009
MQG0339	10,700	$61.79	28/02/2009
MQG0339	313	$61.79	20/02/2009
MQG0339	210	$61.79	10/10/2008
MQG0340	26,500	$61.79	8/08/2011
MQG0341	74,400	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	174,000	$64.43	8/09/2011
MQG0345	1,425	$64.43	2/10/2008
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	9/10/2011
MQG0349	100,666	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	7,334	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	16,000	$74.11	22/11/2011
MQG0356	23,000	$71.92	8/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	8/01/2012

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0359	61,000	$79.33	22/01/2012
MQG0360	1,038	$82.57	30/12/2008
MQG0360	47,000	$82.57	8/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	8/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	264,179	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	8/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	60,600	$87.77	8/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	90,000	$87.18	9/07/2012
MQG0376	769	$87.18	30/12/2008
MQG0377	65,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	8/08/2012
MQG0379	105	$71.41	10/10/2008
MQG0379	329	$71.41	30/12/2008
MQG0379	3,754	$71.41	18/10/2008
MQG0379	4,000	$71.41	31/01/2009
MQG0379	36	$71.41	13/12/2008
MQG0379	425	$71.41	30/12/2008
MQG0379	10,011,387	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,490	$71.41	10/09/2012
MQG0383	144,000	$71.49	10/09/2012

Listing of Macquarie Group Limited Options

As at 31 August 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	4,865	$71.41	8/10/2012
MQG0387	63,000	$86.34	8/10/2012
MQG0388	76,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	377,400	$79.38	10/12/2012
MQG0391	81,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	8/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	8/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	8/04/2013
MQG0399	63,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	59,000	$47.29	8/07/2013
MQG0405	94,000	$47.29	22/07/2013
MQG0406	56,000	$51.01	8/08/2013
MQG0407	17,271,365	$53.91	15/08/2013
MQG0408	97,323	$53.91	22/08/2013
MQG0409	135,700	$48.61	22/08/2013
	53,907,992		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	&	Macquarie Bank Limited
ABN	94 122 169 279		46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	21 August 2008 but 27 May 2008 in respect of Macquarie Capital Alliance Group ("MCQ") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Moore & Moore Investments Pty Limited, as trustee for the Moore Family Trust, of which Nicholas Moore is a beneficiary.
Date of change	9 September 2008
No. of securities held prior to change	• 540,461 MCQ stapled securities held by Nicholas Moore; and • 488,650 MCQ stapled securities held by Moore & Moore Investments Pty Limited.
Class	MCQ stapled securities
Number acquired	Nil
Number disposed	• 540,461 MCQ stapled securities held by Nicholas Moore; and • 488,650 MCQ stapled securities held by Moore & Moore Investments Pty Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $3.00 per MCQ stapled security.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/84481_1

No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer, as a result of the privatisation of MCQ.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 12 September 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	&	Macquarie Bank Limited
ABN	94 122 169 279	&	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	20 August 2008 re Macquarie Infrastructure Group ("MIG") stapled securities. This is the first notice re Macquarie Airports ("MAP") stapled securities.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	• 23 January 2008; and • 5 September 2008.
No. of securities held prior to change	Nil
Class	MAP stapled securities.
Number acquired	• 22,500 MAP stapled securities acquired on 23 January 2008; and • 16,000 MAP stapled securities acquired on 5 September 2008.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $3.55 per MAP stapled security acquired on 23 January 2008; and • $3.10 per MAP stapled security acquired on 5 September 2008.
No. of securities held after change	38,500 MAP stapled securities.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired via on market trades.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 September 2008

END